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Thomas White American Opportunities Fund

All information as of 03/31/07

Fund Facts
Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmarks:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

First Quarter Commentary

Over the quarter ended March 31, 2007 the Fund returned +3.66%. This compares to a +4.38% return for Russell MidCap Index. Investors worldwide were affected by a global stock market plunge on February 27th 2007, triggered by a 9% decline in stock prices in Shanghai. The Dow dropped by as much as 4.3%, and indexes in France and Germany fell 3% each, Britain fell 2.3%, and Brazil plunged 6.6%, reflecting how global markets today can be highly correlated in the short term. The fall in the Shanghai Index created uncertainty regarding the earnings of companies around the world. The wave of selling fuelled itself as investors began selling amid fears that others would also sell. This resultant global drop in stock prices created market volatility - and opportunity.

Top individual performers for the quarter were casting and forging firm Precision Castparts Corp (+32.9%), along with Martin Marietta Materials (+30.1%) and Valero Energy (+26.1%). Mergers and acquisitions benefited the portfolio in the quarter with Precision Castparts' acquisition of McWilliams Forge. Top performing industries in the first quarter included Industrials (+12.6%) led by Arrow Electronics Inc (+19.7%), Services (+9.9%) on the strength of ITT Educational Services (+24.8%) and Energy (+9.7%) led by Valero Energy.

Domestically, worries about a downturn of the US economy are rising with concern about the subprime mortgage loan default crisis and its effect on industry, particularly housing and related industries that account for about 23% of the US economy. The recent housing boom had been aided by sub prime loans to borrowers with bad credit, many of who now cannot meet their payments. The possibility of foreclosed homes being dumped into an already saturated market combined with the elimination of a class of potential homebuyers could depress home prices even further. This could lead to a decline in consumer spending if the negative wealth effect leaves consumers feeling less secure based on their home values.

Borrowers with poor credit may see a ripple effect if the credit tightening reaction in the mortgage market spills over into the larger consumer loan and credit card markets as well, with a possible effect on consumer spending. Conversely, there is some evidence that lower home prices are shoring up overall home sales albeit at depressed prices.

There was also concern that subprime lending could significantly affect financial stocks, especially large global investment banks such as Merrill Lynch and Deutsche Bank who have invested in subprime lenders. That concern seems unfounded as these loans make up only a small part of their large and diversified business. Homebuilders and lenders dealing primarily with the subprime market may be in for a rough ride.

Finally, the question of investor confidence remains unanswered at this point. Decreasing home prices, increasing mortgage loan defaults, recent market volatility and mixed signals from the Fed regarding the economy may make investors more risk averse, at least in the short term.

Challenging scenarios aside, there are many positives: solid global growth; controlled inflation; low interest rate environment and reasonable market valuations. These factors, combined with robust M&A activity, should continue to positively impact global equity markets. Moving into the second quarter, we stress the importance of maintaining a diversified portfolio designed to moderate market volatility.

Top Ten Holdings
Company	Industry	Weight
Valero Energy Corp	Energy	2.4%
Martin Marietta Materials	Industrials	2.3%
Arrow Electronics Inc	Industrials	2.2%
Wisconsin Energy Corp	Utilities	2.1%
Manpower	Services	2.0%
American Electric Power	Utilities	1.9%
Reynolds American Inc	Consumer Staples	1.9%
Prologis TR	Financials	1.8%
AMB Property Corp	Financials	1.7%
Pride Intl Inc	Energy	1.7%
		20.0%

Portfolio Weightings

[Chart omitted]

Financials	21.3%
Consumer Discretionary	18.2%
Industrials	11.0%
Utilities	11.0%
Healthcare	8.7%
Technology	5.4%
Energy	6.7%
Consumer Staples	5.2%
Materials	7.5%
Telecom	1.8%
Cash	2.8%

Market Cap Exposure
Large Cap (over $15 billion)	17.74%
Mid Cap ($1.75-$15 billion)	79.24%
Small Cap (under $1.75 billion)	3.02%

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Average Annual Returns1,2

As of 03/31/07

[Chart omitted]

	1stQtr	YTD	1-YR	3-YRS	5-YRS	Since Inception
American Opportunities Fund	3.7%	3.7%	8.5%	12.0%	11.2%	10.6%
Russell Midcap	4.4%	4.4%	11.8%	15.7%	12.9%	11.4%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Yearly Performace1,2

Year	TWAOX	Russell Midcap Index
2007Q1	3.70%	4.40%
2006	10.49%	15.3%
2005	8.76%	12.7%
2004	20.14%	20.2%
2003	34.55%	40.1%
2002	-9.89%	-16.2%

Distributed By
Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, IL 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Fees & Expenses[4]
	Advisory Fee	1.00%
	Other Expenses	0.35%
	Total Expenses	1.35%

Growth of $10,000 Investment

(As of 03/31/07)

[Chart omitted]

Date	TWAOX	Russell Midcap
Mar 4, 1999	10,000.00	10,000.00
Mar 31, 1999	9,990.00	10,340.76
Apr 30, 1999	10,790.00	11,104.66
May 31, 1999	10,790.00	11,072.81
Jun 30, 1999	11,210.00	11,463.34
Jul 31, 1999	10,900.00	11,148.67
Aug 31, 1999	10,570.00	10,859.92
Sep 30, 1999	10,390.00	10,477.65
Oct 31, 1999	10,730.00	10,974.29
Nov 30, 1999	10,750.00	11,290.35
Dec 31, 1999	11,142.69	12,283.90
Jan 31, 2000	10,451.28	11,876.81
Feb 29, 2000	10,451.28	12,790.14
Mar 31, 2000	11,433.28	13,523.02
Apr 30, 2000	11,363.13	12,883.38
May 31, 2000	11,182.77	12,541.97
Jun 30, 2000	11,142.69	12,913.21
Jul 31, 2000	11,052.50	12,768.07
Aug 31, 2000	11,814.05	13,991.25
Sep 30, 2000	11,463.34	13,791.87
Oct 31, 2000	11,506.44	13,579.48
Nov 30, 2000	11,054.59	12,357.32
Dec 31, 2000	11,727.11	13,297.72
Jan 31, 2001	11,464.41	13,511.81
Feb 28, 2001	11,317.30	12,689.62
Mar 31, 2001	11,096.62	11,902.86
Apr 30, 2001	11,800.67	12,920.55
May 31, 2001	12,178.97	13,160.88
Jun 30, 2001	12,042.36	13,035.85
July 31, 01	12,010.84	12,663.02
Aug 31, 2001	11,779.66	12,176.13
Sep 30, 2001	10,928.49	10,708.30
Oct 31, 2001	11,253.41	11,132.35
Nov 30, 2001	11,907.31	12,065.24
Dec 31, 2001	12,445.19	12,550.26
Jan 31, 2002	12,571.75	12,474.96
Feb 28, 2002	12,708.86	12,342.72
Mar 31, 2002	13,278.39	13,083.29
Apr 30, 2002	13,299.48	12,829.47
May 30, 2002	13,236.20	12,684.50
Jun 30, 2002	12,687.77	11,834.13
Jul 31, 2002	11,654.18	10,679.12
Aug 31, 2002	11,791.29	10,737.85
Sep 30, 2002	10,873.72	9,746.75
Oct 31, 2002	11,139.89	10,239.35
Nov 30, 2002	11,499.24	10,949.96
Dec 31, 2002	11,213.87	10,518.53
Jan 31, 2003	11,097.61	10,306.06
Feb 28, 2003	10,791.11	10,169.55
Mar 31, 2003	10,843.95	10,269.72
Apr 30, 2003	11,562.65	11,015.61
May 31, 2003	12,239.08	12,023.54
Jun 30, 2003	12,471.60	12,145.46
Jul 31, 2003	13,031.77	12,545.65
Aug 31, 2003	13,560.22	13,090.14
Sep 30, 2003	13,359.41	12,926.51
Oct 31, 2003	14,432.82	13,912.80
Nov 30, 2003	14,802.90	14,303.06
Dec 31, 2003	15,088.38	14,732.15
Jan 31, 2004	15,490.17	15,160.85
Feb 29, 2004	15,860.25	15,486.81
Mar 31, 2004	16,082.29	15,489.91
Apr 30, 2004	15,595.91	14,921.43
May 31, 2004	15,627.63	15,291.48
Jun 30, 2004	16,029.42	15,715.05
Jul 31, 2004	15,342.14	15,027.68
Aug 31, 2004	15,511.32	15,092.30
Sep 30, 2004	16,198.60	15,582.80
Oct 31, 2004	16,539.39	16,012.88
Nov 30, 2004	17,644.29	16,988.07
Dec 31, 2004	18,122.70	17,710.91
Jan 31, 2005	17,621.51	17,271.68
Feb 28, 2005	17,917.67	17,806.06
Mar 31, 2005	17,655.68	17,666.29
Apr 30, 2005	17,040.58	17,102.73
May 31, 2005	17,735.42	17,922.64
Jun 30, 2005	18,487.21	18,404.76
Jul 31, 2005	19,341.51	19,374.69
Aug 31, 2005	19,204.82	19,239.06
Sep 30, 2005	19,239.00	19,493.98
Oct 31, 2005	18,552.30	18,908.38
Nov 30, 2005	19,306.97	19,747.91
Dec 31, 2005	19,709.47	19,951.32
Jan 31, 2006	20,376.09	20,976.81
Feb 28, 2006	20,325.78	20,951.64
Mar 31, 2006	20,803.74	21,471.24
Apr 30, 2006	20,828.89	21,621.54
May 31, 2006	20,111.96	20,892.90
Jun 30, 2006	20,325.78	20,916.92
Jul 30, 2006	20,124.53	20,459.89
Aug 30, 2006	20,300.62	20,979.57
Sep 30, 2006	20,627.65	21,359.30
Oct 30, 2006	21,293.35	22,199.79
Nov 30, 2006	21,933.43	22,998.98
Dec 31, 2006	21,776.96	22,996.68
Jan 31, 2007	22,289.03	23,773.97
Feb 28, 2007	22,331.70	23,812.01
Mar 31, 2007	22,573.51	24,003.46

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and the benchmark. The cumulative returns since inception are 125.7% for the Fund and 140.0% for the Russell Midcap index. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Risk Information3

	% year standard deviation	5 year annualized return
American Opportunities Fund	13.30%	11.20%
Russell Midcap	16.10%	12.90%
Russell Midcap Value	15.43%	15.22%
S&P 500	15.24%	6.27%

__________________________________

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. All indices are unmanaged and returns assume the reinvestment of dividends.

3. The above graph displays the American Opportunities Fund's risk/reward profile, when based against the Russell Midcap Index. The Fund falls into a quadrant that represents a return pattern that has potentially high reward with potentially lower risk than the Russell Midcap Index. The data in the scatterplot graph represents the annualized five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results. Source: Morningstar Direct.

4. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund's total operating expenses exceed 1.35% of the Fund's average daily net assets during the current fiscal year.

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Thomas White International Fund

All information as of 03/31/07

Fund Facts
Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All-Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

First Quarter Commentary

For the first quarter of 2007, the Thomas White International Fund returned 3.47%, slightly under performing the MSCI All Country ex US index (+3.75%) The Fund's three-year and five-year returns out perform the index by 367 and 151 basis points, respectively. Communications, commodity oriented companies and industrials continue to be strong performers for the portfolio.

Investors worldwide were affected by a global stock market plunge on February 27th 2007, triggered by a 9% decline in stock prices in Shanghai. The Dow dropped by as much as 4.3%, and indexes in France and Germany fell 3% each, Britain fell 2.3%, and Brazil plunged 6.6%, reflecting how global markets today can be highly correlated in the short term. The fall in the Shanghai Index created uncertainty regarding the earnings of companies around the world. The wave of selling fueled itself as investors began selling amid fears that others would also sell. This resultant global drop in stock prices created market volatility - and opportunity.

Leading first quarter performers included Hong Kong-based Orient Overseas Intl Ltd (+46.0%), Dutch banking firm ABN AMRO (+34.1%), and German industrial company SGL Carbon AG (+30.5%). Strong results were also realized with Chinese industrial firm BYD Co Ltd (+28.8%), South African Anglo Platinum Ltd (+28.5%) and Korean steel firm Posco ADR (+25.7%). Strong stock selection in Europe was also seen with Swiss bank Julius Baer Holding AG (+24.2%), Sweden's Volvo AB (+ 22.5%), engineering firm Sandvik AB (+22.4%) and Netherlands manufacturer AKZO Nobel NV (+22.4%).

Fallout from the February debacle in Shanghai was evident in formerly strong performers including Brazil's Petrobas PN (-8.8%), China's Petrochina Co Ltd (-14.3%) and China Life Insurance Co (-15.3%). The Fund's small increase in exposure to China at the end of 2006, coupled with the Shanghai fall, impacted quarterly performance minimally and we remain confident that Emerging Market countries will continue to drive global growth over the next several years.

Rebounding from the sharp decline in late February, the global economy -including emerging markets - continues to demonstrate strength as reflected in the price of commodities and the projected rate of growth for China - in the 10% range - and other countries. The volatility of oil prices, however, as exemplified by the reaction to the recent Iran - Britain hostage issue, continues to be a wild card.

Finally, the question of investor confidence remains unanswered at this point. Decreasing home prices, the subprime loan default crisis, recent market volatility and mixed signals from the Fed regarding the economy may make investors more risk averse, at least in the short term.

Challenging scenarios aside, there are many positives: solid global growth; controlled inflation; low interest rate environment and reasonable market valuations. These factors, combined with robust M&A activity, should continue to positively impact global equity markets.

Moving into the second quarter, we stress the importance of maintaining a diversified portfolio designed to moderate market volatility. Adherence to our philosophy of stock selection and diversification is intended to mitigate the negative short-term effect volatility can have on our ability to achieve our longterm investment goals.

Thank you for your confidence in Thomas White International, Ltd.

Top Ten Holdings
Company	Country	Industry	Weight
Imperial Tobacco Grp PLC	England	Consumer Staple	2.1%
Deutche Bank AG NPV	Germany	Banking	2.0%
Christian Dior	France	Consumer Staple	1.9%
Samsung Electronics	Korea	Technology	1.8%
Repsol YPF SA	Spain	Energy	1.7%
United Overseas Bank	Singapore	Banking	1.7%
Toyota Motor Corp	Japan	Consumer Durable	1.6%
Sanofi-Aventis	France	Healthcare	1.6%
Akzo Nobel NV	Netherlands	Chemicals	1.6%
Fresenius AG	Germany	Healthcare	1.5%
Top 10 Holdings Weight:			17.5%
Total Number of Holdings: 141

Country/Asset Allocation

[Chart omitted]

Continental Europe	35.8%
Emerging Markets	18.3%
Japan	16.8%
United Kingdom	12.8%
Pacific xJapan	8.2%
North America	5.4%
Cash	2.8%

Market Cap Exposure
Large Cap (over $15 billion)	64.97%
Mid Cap ($1.75-$15 billion)	33.14%
Small Cap (under $1.75 billion)	1.90%

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Average Annual Returns1,2 As of 03/31/07

[Chart omitted]

	1st Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Inception
International Fund	3.5%	3.5%	20.3%	25.1%	18.9%	11.3%	11.6%
MSCI All-Country World ex US	3.8%	3.8%	19.8%	20.9%	16.9%	8.8%	8.1%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Yearly Performace1,2

Year	TWWDX	MSCI All-Country x US
2007Q1	3.47%	3.75%
2006	31.8%	26.7%
2005	25.5%	16.6%
2004	20.4%	20.9%
2003	36.3%	40.8%
2002	-11.4%	-15.0%

Distributed By
Thomas White Funds Family	Fees & Expenses3
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.44%
1-800-811-0535	Total Expenses	1.44%
www.thomaswhite.com
email: info@thomaswhite.com

Growth of $10,000 Investment (As of 03/31/07)

[Chart omitted]

Date	TWWDX	AC EX USA
Jun 28, 1994	10,000.00	10,000.00
Jun 30, 1994	10,010.00	10,000.00
Jul 31, 1994	10,440.00	10,184.41
Aug 31, 1994	10,690.00	10,533.15
Sep 30, 1994	10,380.00	10,312.33
Oct 31, 1994	10,500.00	10,556.50
Nov 30, 1994	10,130.00	10,054.01
Dec 31, 1994	10,067.11	10,041.90
Jan 31, 1995	9,966.24	9,557.29
Feb 28, 1995	10,258.77	9,504.36
Mar 31, 1995	10,531.13	10,034.01
Apr 30, 1995	10,803.48	10,391.20
May 31, 1995	11,035.49	10,335.09
Jun 30, 1995	11,106.10	10,191.36
Jul 31, 1995	11,549.94	10,746.69
Aug 31, 1995	11,388.55	10,364.35
Sep 30, 1995	11,570.12	10,555.72
Oct 31, 1995	11,408.72	10,275.30
Nov 30, 1995	11,620.55	10,490.30
Dec 31, 1995	11,982.92	10,898.89
Jan 31, 1996	12,357.39	11,020.46
Feb 29, 1996	12,432.28	11,022.23
Mar 31, 1996	12,507.17	11,236.46
Apr 30, 1996	12,838.84	11,635.98
May 31, 1996	12,913.74	11,441.56
Jun 30, 1996	12,903.04	11,509.02
Jul 31, 1996	12,475.08	11,114.33
Aug 31, 1996	12,710.46	11,177.92
Sep 30, 1996	13,020.73	11,452.80
Oct 31, 1996	13,191.91	11,334.58
Nov 30, 1996	13,898.05	11,764.65
Dec 31, 1996	13,960.43	11,623.00
Jan 31, 1997	14,018.17	11,409.13
Feb 28, 1997	14,145.19	11,618.15
Mar 31, 1997	13,937.34	11,594.33
Apr 30, 1997	14,052.81	11,692.19
May 31, 1997	14,907.30	12,414.77
Jun 30, 1997	15,357.63	13,099.44
Jul 31, 1997	15,946.53	13,364.05
Aug 31, 1997	15,115.14	12,312.97
Sep 30, 1997	16,073.55	12,979.10
Oct 31, 1997	15,276.80	11,874.58
Nov 30, 1997	15,426.92	11,725.67
Dec 31, 1997	15,594.27	11,860.52
Jan 31, 1998	15,838.69	12,215.14
Feb 28, 1998	16,853.05	13,029.89
Mar 31, 1998	17,794.09	13,480.73
Apr 30, 1998	17,745.20	13,577.12
May 31, 1998	17,598.55	13,331.37
Jun 30, 1998	17,610.77	13,280.71
Jul 31, 1998	17,720.76	13,406.88
Aug 31, 1998	15,398.73	11,516.51
Sep 30, 1998	15,435.39	11,273.05
Oct 31, 1998	16,596.41	12,453.90
Nov 30, 1998	17,415.23	13,123.17
Dec 31, 1998	18,173.73	13,575.92
Jan 31, 1999	18,213.18	13,560.58
Feb 28, 1999	17,779.22	13,256.83
Mar 31, 1999	18,029.08	13,897.13
Apr 30, 1999	18,883.85	14,591.99
May 31, 1999	18,200.68	13,906.16
Jun 30, 1999	19,001.03	14,545.85
Jul 31, 1999	19,297.46	14,887.67
Aug 31, 1999	19,312.28	14,939.78
Sep 30, 1999	19,030.67	15,041.37
Oct 31, 1999	19,712.46	15,600.91
Nov 30, 1999	20,927.81	16,224.95
Dec 31, 1999	22,955.30	17,772.81
Jan 31, 2000	21,250.23	16,807.74
Feb 29, 2000	22,244.86	17,261.55
Mar 31, 2000	22,465.88	17,910.59
Apr 30, 2000	21,266.02	16,911.18
May 31, 2000	20,966.05	16,478.25
Jun 30, 2000	21,708.08	17,180.22
Jul 31, 2000	20,918.69	16,501.60
Aug 31, 2000	20,902.90	16,706.22
Sep 30, 2000	19,924.07	15,779.03
Oct 31, 2000	19,458.89	15,277.26
Nov 30, 2000	18,896.31	14,591.31
Dec 31, 2000	19,591.27	15,090.33
Jan 31, 2001	19,624.36	15,316.68
Feb 28, 2001	18,449.54	14,103.60
Mar 31, 2001	17,009.98	13,106.48
Apr 30, 2001	18,135.16	13,997.72
May 31, 2001	17,804.22	13,611.38
Jun 30, 2001	17,539.48	13,088.71
July 31, 01	17,208.54	12,798.14
Aug 31, 2001	16,910.70	12,480.74
Sep 30, 2001	15,173.30	11,156.54
Oct 31, 2001	15,443.99	11,468.92
Nov 30, 2001	15,977.12	11,993.05
Dec 31, 2001	16,310.32	12,147.04
Jan 31, 2002	15,727.22	11,627.15
Feb 28, 2002	16,010.44	11,710.86
Mar 31, 2002	17,110.01	12,346.76
Apr 30, 2002	17,326.60	12,427.01
May 30, 2002	17,826.40	12,562.47
Jun 30, 2002	17,026.71	12,019.77
Jul 31, 2002	15,360.69	10,848.44
Aug 31, 2002	15,693.90	10,848.99
Sep 30, 2002	14,027.88	9,698.99
Oct 31, 2002	14,474.09	10,218.86
Nov 30, 2002	14,910.67	10,710.69
Dec 31, 2002	14,457.30	10,364.74
Jan 31, 2003	13,987.14	10,000.94
Feb 28, 2003	13,416.24	9,797.92
Mar 31, 2003	13,164.37	9,607.84
Apr 30, 2003	14,457.30	10,534.03
May 31, 2003	15,313.66	11,205.05
Jun 30, 2003	15,683.06	11,515.43
Jul 31, 2003	16,035.68	11,821.74
Aug 31, 2003	16,606.59	12,174.03
Sep 30, 2003	16,975.99	12,515.51
Oct 31, 2003	17,915.26	13,326.77
Nov 30, 2003	18,391.19	13,617.42
Dec 31, 2003	19,699.99	14,657.11
Jan 31, 2004	20,175.91	14,892.51
Feb 29, 2004	20,583.85	15,271.07
Mar 31, 2004	20,753.83	15,364.99
Apr 30, 2004	19,920.95	14,887.45
May 31, 2004	19,835.97	14,934.49
Jun 30, 2004	20,396.88	15,258.27
Jul 31, 2004	19,818.97	14,813.64
Aug 31, 2004	19,971.95	14,932.30
Sep 30, 2004	20,532.86	15,412.38
Oct 31, 2004	21,180.64	15,948.42
Nov 30, 2004	22,763.60	17,055.40
Dec 31, 2004	23,727.13	17,787.76
Jan 31, 2005	23,469.04	17,481.45
Feb 28, 2005	24,983.18	18,343.64
Mar 31, 2005	24,191.70	17,845.97
Apr 30, 2005	23,555.07	17,405.89
May 31, 2005	23,709.93	17,515.03
Jun 30, 2005	24,294.93	17,844.66
Jul 31, 2005	25,499.36	18,503.13
Aug 31, 2005	26,583.34	18,976.62
Sep 30, 2005	28,114.68	19,955.44
Oct 31, 2005	27,168.28	19,229.06
Nov 30, 2005	28,234.80	19,875.54
Dec 31, 2005	29,787.81	20,831.75
Jan 31, 2006	32,482.18	22,284.14
Feb 28, 2006	32,500.89	22,219.74
Mar 31, 2006	33,754.53	22,865.22
Apr 30, 2006	35,775.31	24,044.15
May 31, 2006	33,791.95	22,935.72
Jun 30, 2006	33,511.28	22,912.78
Jul 30, 2006	33,754.53	23,147.18
Aug 30, 2006	34,690.07	23,803.17
Sep 30, 2006	34,839.76	23,818.64
Oct 30, 2006	36,238.73	24,788.54
Nov 30, 2006	37,599.43	25,688.61
Dec 31, 2006	39,260.29	26,489.07
Jan 31, 2007	39,280.30	26,587.87
Feb 28, 2007	39,100.20	26,750.32
Mar 31, 2007	40,620.99	27,503.88

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and the benchmark. The cumulative returns since inception was 306.2% for the Fund and 175.0% for the index. The MSCI Index includes gross dividends. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Sector Allocation
Financials	27.7%
Consumer Discretionary	14.8%
Materials	11.7%
Energy	6.0%
Consumer Staples	7.2%
Industrials	6.7%
Technology	5.9%
Telecom	6.5%
Healthcare	5.7%
Utilities	4.9%
Cash	2.9%

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

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1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. The Advisor has agreed to reimburse the International Fund to the extent that the Fund's total operating expenses exceed 1.50% of the Fund's average daily net assets during the current fiscal year.